October 23, 2014

Todd K. Schiffman

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Avenue Financial Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Submitted Confidentially on August 22, 2014 CIK No. 0001616297

Dear Mr. Schiffman:

On behalf of Avenue Financial Holdings, Inc. (the “Company”), we hereby electronically transmit for confidential submission pursuant to the JOBS Act, Amendment No. 2 to Registration Statement on Form S-1 on behalf of Avenue Financial Holdings, Inc., which has been marked to indicate changes from the Amendment No 1. to Registration Statement as confidentially submitted with the Securities and Exchange Commission (the “Commission”) on September 26, 2014.

This letter responds to the comments of the staff of the Commission received by letter, dated October 1, 2014, relating to the Registration Statement. In addition, the Company has updated the Registration Statement to reflect financial results as of September 30, 2014 and for the three-month and nine-month periods then ended.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

Prospectus Summary, page 2

1.	Please refer to comment 3 in our letter dated September 17, 2014. We note the added disclosure and restate our prior comment in part. In order to provide investors with a more balanced picture of your growth history and challenges, state that your loan portfolio is unseasoned.

Response: Additional disclosure has been provided on page 2 of the Prospectus in response to this comment.

Todd K. Schiffman

Securities and Exchange Commission

October 23, 2014

Notes to Condensed Consolidated Financial Statements (Unaudited) Six Months ended June 30, 2014

Note 3. Loans and Allowance for Loan Losses, page F-51

2.	We note your response to comment 14 from our letter dated September 17, 2014. Your response indicates that you revised to include the requested table, however we were unable to locate it in your amendment. Please revise your next submission to disclose the information required by ASC 310-10-50 regarding your impaired loans individually evaluated for impairment as of June 30, 2014 similar to the tabular disclosure on page F-20.

Response: Revised disclosure has been provided on page F-54 in response to this comment.

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 615-252-2341.

Very truly yours,

/s/ John W. Titus

John W. Titus

Enclosures